UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 11)*



                               AST RESEARCH, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                  001907 10 4
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement o. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                          SCHEDULE 13G


CUSIP NO.     001907 10 4                            PAGE     2 OF  4 PAGES




1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSON

                  Safi U. Qureshey
                  ###-##-####

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                  GROUP*

                                                               (a) o

                                                               (b) o
3                 SEC USE ONLY


4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

                  5                  SOLE VOTING POWER

                                     2,781,453 (See Notes (1) and (2) on the
                                     attached Addendum)

 NUMBER OFSHARES  6                  SHARED VOTING POWER
  BENEFICIALLY
  OWNED BYEACH                       N/A
REPORTING PERSON
      WITH
                  7                  SOLE DISPOSITIVE POWER

                                     2,781,453 (See Notes (1) and (2) on the
                                     attached Addendum)

                  8                  SHARED DISPOSITIVE POWER

                                     N/A

9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON

                  2,781,453 (See Notes (1) and (2) on the
                  attached Addendum)

10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES

                  See Note (2) on the attached Addendum

11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  4.76 %

12                TYPE OF REPORTING PERSON

                  IN


ITEM 1.

     (a)  Name of Issuer:  AST Research, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               16215 Alton Parkway
               Irvine, California 92718

ITEM 2.

     (a)  Name of Person Filing:  Safi U. Qureshey

          (b)  Address of Principal Business Office:

               16215 Alton Parkway
               Irvine, California 92718

     (c)  Citizenship:  United States

     (d)  Title of Class of Securities:  Common Stock, $.01 par value

     (e)  CUSIP Number:  001907 10 4

ITEM 3.

     If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  o    Broker or dealer registered under Section 15 of the Act;
     (b)  o    Bank as defined in Section 3(a)(6) of the Act;
     (c)  o    Insurance company as defined in Section 3(a)(19) of the Act;
     (d)  o    Investment company registered under Section 8 of the
               Investment Company Act;
     (e)  o    Investment advisor registered under Section 203 of the
               Investment Advisors Act of 1940;
     (f)  o    Employee benefit plan, pension fund which is subject to
               the provisions of the Employee Retirement Income Security Act of
               1974 or endowment fund;
     (g)  o    Parent holding company, in accordance with Section
               240.13d-1(b)(ii)(G);
     (h)  o    A group, in accordance with Section 240.13d-
               1(b)(1)(2)(H).

ITEM 4.   OWNERSHIP.

     (a)  Amount beneficially owned:    2,781,453

     (b)  Percent of class:        4.76%

     (c)  Number of shares as to which such person has:
          (i)  Sole power to vote
               or to direct a vote      2,781,453
               (See Notes (1) and (2) on the attached Addendum)

          (ii) Shared power to vote or to direct the vote:            N/A

         (iii) Sole power to dispose or to direct the
               disposition of:      2,781,453
               (See Notes (1) and (2) on the attached Addendum)

          (iv) Shared power to dispose or to direct
               the disposition of:     N/A
               (See Notes (1) and (2) on the attached Addendum)

ITEM 5.   OWNERSHIP OF 5% OR LESS OF CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: X

ITEM 6.   OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON.

     Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Inapplicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Inapplicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

     Inapplicable.

ITEM 10.  CERTIFICATION.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 15, 1997                                 By: /s/  SAFI U. QURESHEY
                                                              Safi U. Qureshey


          ADDENDUM TO AMENDMENT NO. 11 TO SCHEDULE 13G


                  Issuer:  AST Research, Inc.
              Reporting Person:  Safi U. Qureshey



Footnotes to Schedule 13G

(1) Includes an aggregate of 701,250 shares which may be acquired by Mr. Qureshey within 60 days of December 31, 1996, on exercise of stock options.

(2) Excludes (a) an aggregate of 72,834 shares held by Nancy Marshall as Custodian for minor children of Mr. Qureshey under the California Uniform Transfers to Minors Act, and (b) an aggregate of 3,289 shares held by U.S. Trust as trustee for Skyline CRUT I and Skyline CRUT II, established for the benefit of Mr. Qureshey's minor children, to which Mr. Qureshey claims no beneficial interest.